EXHIBIT 99.1

Equinox Gold Receives Regulatory Approval for Tailings Dam Lift at RDM Mine

VANCOUVER, BC, May 31, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE: EQX) announces that further to its press release dated May 16, 2022, approval for the tailings storage facility ("TSF") raise at its RDM Mine in Brazil has been received. The TSF raise contractor is mobilizing equipment to begin the raise in early June.

Equinox Gold expects that full operations will resume by mid-July. Equinox Gold will update RDM guidance with its Q2 2022 disclosures in the first week of August.

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: Equinox Gold's ability to complete the required TSF raise and resume operations at RDM, and Equinox Gold's production and cost guidance for 2022. Forward-looking statements or information generally identified by words such as "to begin", "will", "update" and similar expressions and phrases or statements that certain actions, events or results "will", "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although Equinox Gold believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since Equinox Gold can give no assurance that such expectations will prove to be correct. Equinox Gold has based these forward-looking statements and information on Equinox Gold's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to complete the TSF raise and resume operations at RDM, and potential updates to Equinox Gold's production and cost guidance. While Equinox Gold considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Equinox Gold cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and Equinox Gold has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: Equinox Gold's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; the ability of Equinox Gold's contractor to mobilize and complete the TSF raise in the timeframe anticipated; Equinox Gold's ability to restart the RDM mine and resume full operations; changes in laws, regulations and government practices, including environmental laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services;  and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated May 3, 2022 for the three months ended March 31, 2022, the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the section titled "Risks Related to the Business" in Equinox Gold's Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2022/31/c1761.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:00e 31-MAY-22